UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, July 22, 2015

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:                      Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication, that our subsidiary Norvial S.A. has presented the results corresponding to the Primary Public Offering placement of bonds for the First and Second Issuance of the “Norvial First Corporate Bonds Program”, executed on the date under the Institutional Investors’ Market Regulation. The placement of such bonds was conducted in accordance with the following conditions:

1.	First Issuance of the Norvial First Corporate Bonds Program

a.	Program Information: Norvial First Corporate Bonds Program
b.	Issuance: First Issuance of the Norvial First Corporate Bonds Program
c.	Series: Single
d.	Class: Debt instruments, nominative, indivisible, freely traded among institutional investors
e.	Nominal value of securities placed: The face value of each Bond is S/.10,000.00
f.	Number of securities placed: The number of Bonds to be issued will be 8,000
g.	Placement Amount: S/. 80’000,000.00
h.	Placement Price: Par
i.	Interest Rate: 6.75000% annual nominal
j.	Tenor: 5 years, counted from the Issue Date
k.	Payment Schedule: The amortization of principal and interests of the Bonds will be made in quarterly installments, according to the following schedule:

N°	Maturity Date	Payment date	BoP Balance	Amortization amount	Interests (Amounts)	EoP Balance	New nominal value
1	23-Oct-15	23-Oct-15	80,000,000.0	-	1,350,000.0	80,000,000.0	8,000.0
2	23-Jan-16	23-Jan-16	80,000,000.0	-	1,350,000.0	80,000,000.0	8,000.0
3	23-Apr-16	23-Apr-16	80,000,000.0	-	1,350,000.0	80,000,000.0	8,000.0
4	23-Jul-16	23-Jul-16	80,000,000.0	-	1,350,000.0	80,000,000.0	8,000.0
5	23-Oct-16	23-Oct-16	80,000,000.0	3,400,000.0	1,350,000.0	76,600,000.0	7,660.0
6	23-Jan-17	23-Jan-17	76,600,000.0	3,400,000.0	1,292,625.0	73,200,000.0	7,320.0
7	23-Apr-17	23-Apr-17	73,200,000.0	5,530,000.0	1,235,250.0	67,670,000.0	6,767.0
8	23-Jul-17	23-Jul-17	67,670,000.0	5,530,000.0	1,141,931.3	62,140,000.0	6,214.0
9	23-Oct-17	23-Oct-17	62,140,000.0	5,530,000.0	1,048,612.5	56,610,000.0	5,661.0
10	23-Jan-18	23-Jan-18	56,610,000.0	5,530,000.0	955,293.8	51,080,000.0	5,108.0
11	23-Apr-18	23-Apr-18	51,080,000.0	4,400,000.0	861,975.0	46,680,000.0	4,668.0
12	23-Jul-18	23-Jul-18	46,680,000.0	4,400,000.0	787,725.0	42,280,000.0	4,228.0
13	23-Oct-18	23-Oct-18	42,280,000.0	4,400,000.0	713,475.0	37,880,000.0	3,788.0
14	23-Jan-19	23-Jan-19	37,880,000.0	4,400,000.0	639,225.0	33,480,000.0	3,348.0
15	23-Apr-19	23-Apr-19	33,480,000.0	4,800,000.0	564,975.0	28,680,000.0	2,868.0
16	23-Jul-19	23-Jul-19	28,680,000.0	5,400,000.0	483,975.0	23,280,000.0	2,328.0
17	23-Oct-19	23-Oct-19	23,280,000.0	5,400,000.0	392,850.0	17,880,000.0	1,788.0
18	23-Jan-20	23-Jan-20	17,880,000.0	5,400,000.0	301,725.0	12,480,000.0	1,248.0
19	23-Apr-20	23-Apr-20	12,480,000.0	5,600,000.0	210,600.0	6,880,000.0	688.0
20	23-Jul-20	23-Jul-20	6,880,000.0	6,880,000.0	116,100.0	-	-

2.	Second Issuance of the Norvial First Corporate Bonds Program

a.	Program Information: Norvial First Corporate Bonds Program
b.	Issuance: Second Issuance of the Norvial First Corporate Bonds Program
c.	Series: Single
d.	Class: Debt instruments, nominative, indivisible, freely traded among institutional investors
e.	Nominal value of securities placed: The face value of each Bond is S/.10,000.00
f.	Number of securities placed: The number of Bonds to be issued will be 28,500
g.	Placement Amount: S/. 285’000,000.00
h.	Placement Price: Par
i.	Interest Rate: 8.375000% annual nominal
j.	Tenor: 11 years and 6 months, counted from the Issue Date
k.	Payment Schedule: The amortization of principal and interests of the Bonds will be made in quarterly installments, according to the following schedule:

N°	Maturity Date	Payment date	BoP Balance	Amortization amount	Interests (Amounts)	EoP Balance	New nominal value
1	23-Oct-15	23-Oct-15	105,022,500.0	-	2,198,908.59	105,022,500.0	10,502.3
2	23-Jan-16	25-Jan-16	105,022,500.0	-	2,198,908.59	205,029,000.0	20,502.9
3	23-Apr-16	25-Apr-16	205,029,000.0	-	4,292,794.69	205,029,000.0	20,502.9
4	23-Jul-16	25-Jul-16	205,029,000.0	-	4,292,794.69	285,000,000.0	28,500.0
5	23-Oct-16	24-Oct-16	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
6	23-Jan-17	23-Jan-17	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
7	23-Apr-17	24-Apr-17	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
8	23-Jul-17	24-Jul-17	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
9	23-Oct-17	23-Oct-17	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
10	23-Jan-18	23-Jan-18	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
11	23-Apr-18	23-Apr-18	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
12	23-Jul-18	23-Jul-18	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
13	23-Oct-18	23-Oct-18	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
14	23-Jan-19	23-Jan-19	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
15	23-Apr-19	23-Apr-19	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
16	23-Jul-19	23-Jul-19	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
17	23-Oct-19	23-Oct-19	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
18	23-Jan-20	23-Jan-20	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
19	23-Apr-20	23-Apr-20	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
20	23-Jul-20	23-Jul-20	285,000,000.0	-	5,967,187.50	285,000,000.0	28,500.0
21	23-Oct-20	23-Oct-20	285,000,000.0	6,939,750.0	5,967,187.50	278,060,250.0	27,806.0
22	23-Jan-21	25-Jan-21	278,060,250.0	6,939,750.0	5,821,886.48	271,120,500.0	27,112.1
23	23-Apr-21	23-Apr-21	271,120,500.0	7,298,850.0	5,676,585.47	263,821,650.0	26,382.2
24	23-Jul-21	23-Jul-21	263,821,650.0	7,298,850.0	5,523,765.80	256,522,800.0	25,652.3
25	23-Oct-21	25-Oct-21	256,522,800.0	7,298,850.0	5,370,946.13	249,223,950.0	24,922.4
26	23-Jan-22	24-Jan-22	249,223,950.0	7,298,850.0	5,218,126.45	241,925,100.0	24,192.5
27	23-Apr-22	25-Apr-22	241,925,100.0	7,925,850.0	5,065,306.78	233,999,250.0	23,399.9
28	23-Jul-22	25-Jul-22	233,999,250.0	8,293,500.0	4,899,359.30	225,705,750.0	22,570.6
29	23-Oct-22	24-Oct-22	225,705,750.0	9,567,450.0	4,725,714.14	216,138,300.0	21,613.8
30	23-Jan-23	23-Jan-23	216,138,300.0	9,567,450.0	4,525,395.66	206,570,850.0	20,657.1
31	23-Apr-23	24-Apr-23	206,570,850.0	9,567,450.0	4,325,077.17	197,003,400.0	19,700.3
32	23-Jul-23	24-Jul-23	197,003,400.0	9,199,800.0	4,124,758.69	187,803,600.0	18,780.4
33	23-Oct-23	23-Oct-23	187,803,600.0	9,932,250.0	3,932,137.88	177,871,350.0	17,787.1
34	23-Jan-24	23-Jan-24	177,871,350.0	11,573,850.0	3,724,181.39	166,297,500.0	16,629.8
35	23-Apr-24	23-Apr-24	166,297,500.0	11,573,850.0	3,481,853.91	154,723,650.0	15,472.4
36	23-Jul-24	23-Jul-24	154,723,650.0	11,941,500.0	3,239,526.42	142,782,150.0	14,278.2
37	23-Oct-24	23-Oct-24	142,782,150.0	11,756,250.0	2,989,501.27	131,025,900.0	13,102.6
38	23-Jan-25	23-Jan-25	131,025,900.0	11,756,250.0	2,743,354.78	119,269,650.0	11,927.0
39	23-Apr-25	23-Apr-25	119,269,650.0	11,756,250.0	2,497,208.30	107,513,400.0	10,751.3
40	23-Jul-25	23-Jul-25	107,513,400.0	11,756,250.0	2,251,061.81	95,757,150.0	9,575.7
41	23-Oct-25	23-Oct-25	95,757,150.0	13,246,800.0	2,004,915.33	82,510,350.0	8,251.0
42	23-Jan-26	23-Jan-26	82,510,350.0	13,246,800.0	1,727,560.45	69,263,550.0	6,926.4
43	23-Apr-26	23-Apr-26	69,263,550.0	12,619,800.0	1,450,205.58	56,643,750.0	5,664.4
44	23-Jul-26	23-Jul-26	56,643,750.0	18,881,250.0	1,185,978.52	37,762,500.0	3,776.3
45	23-Oct-26	23-Oct-26	37,762,500.0	18,881,250.0	790,652.34	18,881,250.0	1,888.1
46	23-Jan-27	25-Jan-27	18,881,250.0	18,881,250.0	395,326.17	-	-

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES
______________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: July 22, 2015